UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Notice of Record Date for the Annual General Meeting of Shareholders

Under Article 16 of the Articles of Incorporation of Woori Financial Group Inc. (“Woori Financial Group”), December 31, 2025 will be the record date as of which Woori Financial Group will determine the shareholders entitled to exercise their voting rights at the annual general meeting of shareholders for the fiscal year 2025. December 31, 2025 will also be the record date for holders of Woori Financial Group’s American Depositary Shares.

※ Information Regarding the Record Date for the Year-end Dividends for the Fiscal Year 2025

On March 24, 2023, at the annual general meeting of shareholders, Woori Financial Group revised its Articles of Incorporation such that the record date for its year-end dividends is determined through a resolution of its board of directors (the “Board of Directors”).

Pursuant to such revised Articles of Incorporation, Woori Financial Group will announce the record date for its year-end dividends for the fiscal year 2025 after the relevant resolution is made by the Board of Directors. Such resolution is expected to be made in or after February 2026.

Please be advised that the year-end dividends for the fiscal year 2025 will not be paid to the shareholders as of December 31, 2025, but to the shareholders registered as of the date determined through the resolution of the Board of Directors.

The resolution of the Board of Directors containing details regarding whether the year-end dividends will be paid and the amount of such dividends, if any, will be finalized at the annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc. (Registrant)

Date: December 16, 2025	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President